Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

December 1, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose copy of Form 1 – Change in Issued and Outstanding Securities for the period November 2005 submitted to the Toronto Stock Exchange.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosure

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	10/01/2005 - 11/30/2005

Summary

Issued & Outstanding Opening Balance :	28,140,439	As at :	10/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	5,780		
Issued & Outstanding Closing Balance :	28,146,219		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/17/2005	Convertible Bonds/Notes/Loans/Debentures	5,780

Filer's comment

conversion of $50,000 unsecured convertible debenture at $8.65 face value.

Totals	5,780

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	12/01/2005 14:50:34
Last Updated:	12/01/2005 12:26:59